SCHEDULE 2.2(a)

                   TRANSMISSION AND ASSOCIATED
                    TELECOMMUNICATION ASSETS

                       HOLYOKE WATER POWER


1.   PROSPECT SUBSTATION
     ASSETS EXCLUDED FROM SALE

Prospect Substation (located in Chicopee on Lot 141 in Schedule 2.1(a)(ii)) is supplied radially by two short, 115kV overhead lines out of Fairmont Substation (a Western Massachusetts Electric Company asset). These lines leave Fairmont Substation, cross over Prospect Street and terminate on structures within Prospect Substation (Structure #s 24B101 and 24B102). These 115 kV lines are excluded from the sale and do not constitute Acquired Assets. The line of demarkation is at the dead-end suspension insulators at the 115kV terminal structures, 24B101 and 24B102, within Prospect Substation. The two terminal structures and the conductor taps, as well as everything else within Prospect Substation area are included in the sale; therefore, the interconnection point is at the conductor tap points in Prospect Substation.

Prospect Substation supplies Fairmont Substation with primary and backup 120/208 volt, three phase station service. These station service cables are excluded from the sale.

The Prospect Substation Main Power Transformers are protected by relays located within the substation property. These relays are wired, via control cables between Prospect Substation and Fairmont Substation, to electrically open 115kV circuit breakers at Fairmont Substation for transformer faults. These control cables are excluded from the sale.

The Fairmont Substation 115kV end buses are protected by relays located at Fairmont Substation. These relays are wired, via control cables between Prospect Substation and Fairmont Substation, to current transformers on board the main power transformers in Prospect Substation. This wiring completes the zone of protection for the Fairmont Substation 115kV buses. These cables are excluded from the sale.

The conduit that all of the above cables are located in is also excluded from the sale.

The following distribution circuits are owned by Chicopee
Electric and are therefore not included in the sale: 24B1, 24B2, 24B8A, 24B8B, 24B10, and 24B11.

2.   MT. TOM GENERATING STATION
     ASSETS EXCLUDED FROM SALE

The Mt. Tom Generating Unit, substation and generating leads are excluded from the sale, including, without limitation, all assets located on Parcels 227-5, 226-9, a portion of 64-1, 228-3, 228-6,
228-7, 229-1, 229-2 and a portion of 227-3 in Schedule 2.2(b).

The backup distribution level service line which emanates from South Hadley, crosses the river and enters the Mt. Tom Generating Plant through the substation is not included in the sale. This line provides station service for a small part of the plant needs and is a backup to the main station service.

3.   TRANSMISSION ASSETS EXCLUDED FROM SALE

All transmission line assets including towers, cables and property owned by Seller and HP&E including the 1428 line from Mt. Tom to Fairmont Substation, the 1447 line from Mt. Tom to
Pineshed Substation, the 1525 line from Fairmont to Holyoke Gas &
Electric are excluded from the sale.

4.   FCC LICENSES EXCLUDED FROM SALE

All FCC Licenses, including two radio frequency licenses (file numbers 03255, 03256) are excluded from the sale.